SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Cysive, Inc., a Delaware corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23281T108

(CUSIP Number)

Joseph W. Conroy
Adam Salassi
Cooley Godward LLP
One Freedom Square, Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656
(703) 456-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

Page 1 of 7 Pages

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 23281T108	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Snowbird Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER		0
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1000
OWNED BY
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
1000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 23281T108	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Nelson A. Carbonell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
NUMBER		0
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1000
OWNED BY
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
1000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON IN

*     Such shares are directly owned by Snowbird Holdings, Inc., which is wholly owned by the Filing Person, and which, along with the Filing Person, constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. Such shares are described in greater detail below.

CUSIP No. 23281T108	13D/A	Page 4 of 7 Pages

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D (the “Original Schedule 13D”), dated September 24, 2003, with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of Cysive, Inc., a Delaware corporation (“Cysive”), which has its principal executive offices at 10790 Parkridge Boulevard, Reston, Virginia 20190. Defined terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     Unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended and supplemented to include the following information.

     The Merger Consideration (as defined in Item 4 below) was paid out of the available funds of Cysive.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is amended and supplemented to include the following information.

     At a special meeting of stockholders of Cysive held on November 28, 2003 (the “Special Meeting”), at which a quorum was present, the Merger Agreement was approved by approximately 68.67% of the outstanding shares of Cysive Common Stock entitled to vote at the Special Meeting.

     The Merger became effective on December 1, 2003 upon the filing of the certificate of merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Cysive, with Cysive as the surviving corporation, and each outstanding share of Common Stock, other than shares held in treasury, shares held by stockholders who properly asserted and perfected their appraisal rights under Delaware law (which will be purchased for “fair value” as determined under Delaware Law) and shares held by the Filing Persons, was converted into the right to receive $3.23 per share in cash, or approximately $62.6 million in the aggregate (the “Merger Consideration”). Pursuant to the Merger Agreement, each outstanding option to purchase Common Stock that was not exercised prior to the effect time of the Merger was assumed by Snowbird and converted into an option to purchase shares of Snowbird.

     On December 4, Cysive filed a Form 15 with the Securities and Exchange Commission (the “Commission”), terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Stock therefore is no longer an “equity security” for the purposes of Regulation D-G under the Exchange Act. The Nasdaq Stock Market, Inc. delisted the Common Stock as of the close of business on November 28, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended and restated as follows:

     (a)  Number and Percentage of Securities:

     As of the date hereof, Snowbird is the owner of 1000 shares of Cysive’s Common Stock, representing 100% of the shares of Cysive’s Common Stock as of the date of filing of this Amendment.

     Mr. Carbonell is the beneficial owner of 1000 shares of Cysive’s Common Stock (which are the same shares directly owned by Snowbird as described above), representing 100% of the shares of Cysive’s Common Stock as of the date of filing of this Amendment

     Mr. Carbonell and Snowbird are members of a “group” within the meaning of Rule 13d-5 under the

CUSIP No. 23281T108	13D/A	Page 5 of 7 Pages

Exchange Act, and accordingly each may be deemed to be the beneficial owner of shares beneficially owned by the other. Therefore, each of Mr. Carbonell and Snowbird may be deemed to be the beneficial owner of the 1000 shares described above.

     (b)  Voting and Dispositive Power:

     Mr. Carbonell and Snowbird share the power to vote and dispose of the 1000 shares of Cysive’s Common Stock held by Snowbird.

     (c)  Transactions in the Class of Securities:

     Neither of the Reporting Persons have effected any transactions in Cysive’s Common Stock in the past sixty (60) days, other than the transactions described herein and in the Original Schedule 13D.

     (d)  Other Persons with the Right to Direct Dividends or Proceeds:

     None.

     (e)  Date on which Reporting Person Ceased to be Beneficial Owner of More than 5%:

     Not applicable. Because of Cysive’s filing of a Form 15 with the Commission on December 4, 2003, terminating the registration of the Common Stock under the Exchange Act, this Amendment will be the final amendment filed by the Filing Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                TO SECURITIES OF THE ISSUER

     Unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Statement (attached hereto).

Exhibit B: Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Cysive’s Form 8-K filed with the SEC on June 3, 2003).

Exhibit C: Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to Cysive’s Form 8-K filed with the SEC on September 15, 2003).

Exhibit D: Voting Agreement (incorporated by reference to Exhibit 99.1 to Cysive’s Form 8-K filed with the SEC on June 3, 2003).

Exhibit E: Schedule I to Voting Agreement (incorporated by reference to Exhibit 99.1 to Cysive’s Form 8-K/A filed with the SEC on June 4, 2003).

CUSIP No. 23281T108	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date: December 4, 2003	Nelson A. Carbonell, Jr. /s/ Nelson A. Carbonell Jr. Snowbird Holdings, Inc. By: /s/ Nelson A. Carbonell, Jr. Nelson A. Carbonell, Jr. Its: Chairman and Chief Executive Officer

CUSIP No. 23281T108	13D/A	Page 7 of 7 Pages

EXHIBIT A

Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.

Date: December 4, 2003	Nelson A. Carbonell, Jr. /s/ Nelson A. Carbonell, Jr. Snowbird Holdings, Inc. By: /s/ Nelson A. Carbonell, Jr. Nelson A. Carbonell, Jr. Its: Chairman and Chief Executive Officer